[FRONT COVER]
RECONDITIONED SYSTEMS, INC.
1997 ANNUAL REPORT

RSI ANNUAL REPORT          ABOUT THE COMPANY          1
-----------------          -----------------          -

[PICTURE OF WORKSTATION INSERTED HERE]

RECONDITIONED SYSTEMS, INC., a leader in the remanufactured modular office furniture industry since 1987, reconditions and markets modular office workstations consisting of panels, work surfaces, file drawers, book and binder storage and integrated electrical components. The Company specializes in reconditioning and marketing of workstations originally manufactured by Haworth, Inc., one of the top modular office furniture manufacturers in the nation. RSI purchases used workstations from manufacturers, dealers, brokers and end-users throughout the United states through competitive bids or directly negotiated transactions. The used workstations are then transported to RSI s manufacturing facility in Tempe, Arizona, where they are disassembled and inventoried. Upon receipt of purchase orders, RSI reconditions and reassembles the workstations to the customer s specification. The Company sells the reconditioned workstations throughout the United States to dealers and end-users at 30% to 50% below new furniture pricing.

RSI ANNUAL REPORT          LETTER TO SHAREHOLDERS          2
-----------------          ----------------------          -
Dear Fellow Shareholders:

Fiscal 1997 has been a transition and rebuilding year for Reconditioned Systems, Inc. (RSI). At the annual meeting of shareholders held on August 5, 1996, the reorganization of RSI s capital structure proposed in last year s proxy material was approved. As a result, the preferred stockholders were all converted to common stockholders. In addition, a one-for-six reverse stock split was effected on August 12, 1996; there are now 1,473,950 common shares outstanding.

Your management team, Wayne Collignon (Chief Executive Officer) and Dirk Anderson (Chief Financial Officer), has made great strides in rebuilding RSI during this last year. They both have worked diligently under difficult circumstances to restore customer confidence in your company. For the year, we earned $258,114 on sales of $7,121,637.
This compares to a loss of $1,953,185 on sales of $7,971,697 for the year ended March 31, 1996.

During the year we opened our first satellite sales office in Tucson, Arizona. It has been a success and we plan to pursue similar low cost sales strategies this next year. We continue to believe that as the largest Haworth reconditioner in the western United States, we have a competitive advantage over our competition. We are generating sufficient cash flow to fund our projected internal sales growth and I am confident that we will not need additional capital to execute our strategy.

We have been pleased with our relationship with Norwest Business
Credit, Inc.. They have funded our short term cash requirements and we have been able to reduce our borrowing costs as our credit worthiness has improved. They have proven to be a good business partner.

The Board of Directors is aware of the disappointment and frustration all of you have suffered during the last few years and is committed to rebuilding shareholder value. For Fiscal 1997, we earned a return on equity of over 20%. We enter the new fiscal year riding the momentum of the best year in RSI s history! As I write this letter in late June, 1997, our fiscal first quarter ending June 30, 1997, is likely to be a record quarter for sales and earnings. I remain very optimistic about our future.

If any of our shareholders are not getting our quarterly updates, please give us your name and mailing address. All of us at RSI appreciate your confidence and continued support of our efforts. We welcome any suggestions or comments you may have.

/s/ Scott W. Ryan
------------------
Scott W. Ryan
Chairman of the Board

RSI ANNUAL REPORT          CORPORATE OVERVIEW          3
-----------------          ------------------          -
OPERATING HIGHLIGHTS

June 1996: Company earns first quarter profits of $100,840 on sales of $1,887,487.

August 1996: Shareholders approve reorganization of the Company s capital structure.

September 1996: Company achieves net income of $27,026 on sales of $1,408,927 for the three month period ended September 30, 1996.

November 1996: Norwest Business Credit, Inc. lowers Company s borrowing rate and minimum monthly interest requirements.

December 1996: Company earns $32,890 net income on sales of $1,672,569 for the 3 month period ended December 31, 1996.

March 1997: Company exceeds Norwest Business Credit, Inc. s requirements for further reductions to the Company s borrowing rate and minimum interest requirements.

     FINANCIAL SUMMARY

                                  YEAR ENDED                  YEAR ENDED
                                  MARCH 31, 1997              MARCH 31, 1996
-----------------                 --------------              --------------
FOR THE YEAR
Net Income (Loss)                 $258,114                   ($1,728,052)

PER COMMON SHARE
Income (Loss) per Share           $0.16                       ($1.23)
Weighted Average Shares
  Outstanding                     $1,593,704                  $1,586,708

AT YEAR END
Sales                             $7,121,637                  $7,971,697
Assets                            $2,571,209                  $2,336,296
Shareholders  Equity              $1,376,024                  $1,176,788

[GRAPH INSERTED HERE - CONVERTED TO TABLE BELOW]
ANNUAL SALES**

YEAR                       SALES IN MILLIONS
--------                   -----------------
1988                      $1.15
1989                      $2.1
1990                      $2.4
1991                      $4.1
1992                      $5.5
1993                      $5.1
1994                      $4.1
1995                      $5.7
1996                      $6.0
1997                      $7.1

** Above sales figures do not include sales by RSI subsidiary companies.

QUARTERLY MARKET PRICE

The following table sets forth the high and low closing bid price, as reported by the Nasdaq Small Cap Market, in dollars per share or warrant for the quarters then ended:

                              COMMON STOCK        CLASS B WARRANTS
                         --------------------     ---------------------
DATE                     LOW       HIGH           LOW            HIGH
-------------------      ----       -------        -------      -------
June, 1995               2 3/4             4            1/4         1/4
September, 1995          2 1/8             3            1/4         3/8
December, 1995             1/4         2 1/8            1/4         1/4
March, 1996                1/8         15/16           1/32         1/4
June, 1996                 3/8           3/4      not traded not traded
September, 1996            3/8         2 3/4           1/32        1/32
December, 1996           1 3/8             3      not listed not listed
March, 1997              1 1/4             2      not listed not listed

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The total number of shares of the Company s Common Stock outstanding as of April 30, 1997 was 1,473,950. The number of record holders of the Company's Common Stock including beneficial holders of shares held in street name as of the close of business on June 26, 1997, is estimated to be 350.

RSI ANNUAL REPORT          MANAGEMENT DISCUSSION          4
-----------------          ---------------------          -
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS:

The statements contained in this report which are not historical facts may constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Exchange Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These forward-looking statements involve risks and uncertainties, including, but not limited to, the risk that the Company may not be able to geographically diversify its operations on a profitable basis, the risk that the Company will not be able to maintain adequate inventory levels at an acceptable cost, and the risk that the Company may in the future have to comply with more stringent environmental laws or regulations, or more vigorous enforcement policies of regulatory agencies. In addition, the Company's business, operations and financial condition are subject to substantial risks which are described in the Company's reports and statements filed from time to time with the Securities and Exchange Commission, including this Report.

RESULTS OF OPERATIONS

Reconditioned Systems, Inc. (hereinafter the "Company") reported net income of $258,114 for the fiscal year ended March 31, 1997 (hereinafter the "reporting period") compared to a net loss of $1,728,052 for the fiscal year ended March 31, 1996 (hereinafter the "comparable period"). The improvement to the Company's net income is attributable to the charges incurred as a result of RSI's restructuring program which was completed in September, 1995 and the subsequent positive effect the restructuring has had on the Company's operations. The charges incurred by the Company as a result of its restructuring program accounted for 83% of its pre-tax loss for the comparable period.

The Company's sales for the reporting period were $7,121,637, which represents a $850,060 or 11% decrease from the $7,971,697 of sales for the comparable period. This decrease was attributable to the downsizing that was done in conjunction with the Company's restructuring program. Sales at RSI, not including subsidiaries closed as part of the restructuring plan, were $6,029,723 for the comparable period, and increased $1,091,914 or 18% during the reporting period.
The increase in sales at RSI was primarily a result of increased marketing efforts in the form of additional sales staff, increased advertising, and further development of wholesale markets. Following the restructuring, the Company opened a sales office in Tucson, Arizona and intends to diversify through opening other low-cost sales offices or obtaining other local representation in other western markets such as San Diego, Orange County, Northern California, Salt Lake City,
Denver and Las Vegas. Management believes that entrance into these markets will be attainable due to the fact that the Company is the largest Haworth reconditioner in the western portion of the country and it has a competitive advantage in some of these markets because its reconditioning services are more comprehensive than those provided by the smaller reconditioners that make up the majority of the competition in these markets.

The Company's gross profit margin for the reporting period was 23% as compared to a gross profit margin of 19% for the comparable period. RSI's gross margin during the comparable period, not including the subsidiaries closed as part of the restructuring plan, was also 19%. The primary reasons for this 4% increase in the gross profit margin were operating efficiencies achieved by the new management team and gains in economies of scale during the reporting period.

The Company's selling and administrative expenses for the reporting and comparable periods were 19% of sales and 22% of sales, respectively. The 3% decrease was a result of the elimination of certain duplicated costs and corporate overhead that was achieved as a result of the downsizing that was done in conjunction with the Company's restructuring program.

The Company's other income and expenses, which consists primarily of interest expense, increased by $10,891 from the comparable period to the reporting period. This increase was

RSI ANNUAL REPORT          MANAGEMENT DISCUSSION          5
-----------------          ---------------------          -
primarily attributable to the fact that during the first six months of the reporting period the Company's new lender, Norwest Business Credit, Inc., charged the Company a higher borrowing rate than the Company's former lender. The Company was able to lower its borrowing rate effective November 1, 1996 and again, effective April 1, 1997 as its financial conditioned improved.

RESTRUCTURING

The Company's restructuring plan originally involved closing RSI Integrated Parts, Inc. ("RSIIP") and converting CUI and FOG to sales offices. The Company planned to accomplish this restructuring over a period of several years and, during March, 1994 when the plan was adopted, the Company did not anticipate incurring any substantial charges as a result of the restructuring.

The first step of the restructuring plan, closing RSIIP and converting CUI to a sales office, was accomplished during the fiscal year ended March 31, 1995. The Company closed down its parts supply operation, liquidated its parts supply inventory, suspended its Steelcase remanufacturing operation, began the liquidation of its Steelcase inventory, and converted CUI to a remanufactured Haworth sales office by replacing its president and its entire sales staff, training the new sales staff and changing its showroom from remanufactured Steelcase to remanufactured Haworth. Subsequently, toward the end of that fiscal year and in the early part of the comparable period, as the Company was preparing to convert FOG to a sales office and was working to build CUI into a successful sales office, the Company's lender was requiring reductions to the Company's line of credit. The Company's credit line was reduced from $1,250,000 to $500,000 between August, 1994 and August, 1995. In addition, during August, 1995, the Company's Chief Executive Officer and its President resigned and a new President and Chief Executive Officer and a new Chief Financial Officer were named. At this time, the burden of the line of credit reductions and the continuing losses at CUI were making the Company's cash flow position extremely difficult. In addition, FOG's operating results were deteriorating and certain key managers at FOG were unhappy with the management change and were not cooperating with the new management team. The new management team determined that the Company's cash flow could not withstand any additional losses at CUI or any potential losses at FOG and, as such, decided to modify the original restructuring plan and close CUI and FOG. Modifications made to the Company's restructuring plan caused the remaining goodwill associated with the acquisition of FOG to be impaired and caused the Company to incur a substantial amount of other charges that were not anticipated when the plan was adopted. See Note 10 to the Consolidated Financial Statements, for further discussion of these charges.

The restructuring charges incurred by the Company for the years ended March 31, 1995 and 1996 and their impact on the Company's cash flow were as follows:

ITEM                    YEAR ENDED       YEAR ENDED     CASH OR NON-
                    MARCH 31, 1995   MARCH 31, 1996     CASH CHARGE
                    --------------   --------------     -------------
Impairment of                 0          563,562            Non-cash
goodwill

Realized loss on the    543,884          531,621            Non-cash
disposal and
liquidation of
inventories

Realized loss on the          0          100,048            Non-cash
sale of equipment

Labor and other costs   122,245           41,644                Cash
to move out of
certain locations

Impairment of certain         0           84,393             Non-cash
prepaid expenses and
other assets

Buy-out of the           65,000                0                 Cash
employment contract
of CUI's President

Other                         0           112,761         Combination

                        -------          --------
Total                   731,129         1,434,029


INCOME TAXES

During the comparable period, the Company received an income tax refund of approximately $300,000 due to the carryback of losses incurred during the comparable period to prior years. As a result of restruc-

RSI ANNUAL REPORT          MANAGEMENT DISCUSSION          6
-----------------          ---------------------          -
turing its operating units and the substantial operating losses the Company incurred in prior years, there is substantial uncertainty as to whether the Company will be able to utilize its net operating loss carryforwards. As such, the Company has recorded a $1,265,000 valuation allowance against its deferred tax assets and has not recorded a deferred tax benefit as a result of the loss carryforwards generated in the comparable periods. The Company was able to utilize a portion of its net operating loss carryforwards during the reporting period, resulting in income tax liability saving of approximately $119,000.

As of March 31, 1997, the Company had federal loss carryforwards of approximately $2,990,000 and state loss carryforwards of approximately $2,790,000. The federal loss carryforwards expire through March 31, 2011 and the state loss carryforwards expire through March 31, 2001.
If the Company is profitable before these loss carryforwards expire, it will benefit from them at statutory rates.

FINANCIAL CONDITION AND LIQUIDITY

As a result of the net income for the reporting period and the reorganization of the Company's capital structure that was approved at the annual shareholders meeting on August 5, 1996, the Company's financial condition has improved significantly during the reporting period. The conversion of the Series A Convertible Preferred Stock and accrued dividends into 13 shares of common stock (see Note 8 of the Financial Statements) relieved the Company of $337,500 in accrued dividends and the burden of $56,250 per quarter in dividends going forward.

As of March 31, 1997, the Company's financial condition and liquidity are sufficient to sustain current operating levels and pursue gradual and focused growth. The Company has net worth of $1,376,024 and working capital of 1,202,365. In addition, as of June 13, 1997 the Company had approximately $800,000 of availability on its line of credit.

The primary forces effecting the Company's financial condition and liquidity are results of operations, collection of accounts receivable, ability to turn inventory, and rate of growth. The results of operations during the period were discussed above. The number of days sales in the Company's accounts receivable as of March 31, 1997 was 51, compared to 25 days as of March 31, 1996. As the Company's standard terms are net 30 days for existing customers and 50% down/50% net 30 days for new customers, the Company considers the 25 days sales at March 31, 1996 as an anomaly and does not expect to maintain a collection rate below 30 days in the future. The Company hopes to maintain a collection rate at or near 30 days and management has implemented certain collection procedures in an attempt to achieve this goal.

The Company's inventory turns were 4.2 for the year ended March 31, 1997, as compared to 4.7 for the year ended March 31, 1996. During the comparable period, the Company's poor working capital position necessitated the use of substituting higher priced inventory items when certain specified inventory items were not in stock. With the improvement of the Company's working capital during the reporting period, the Company was able to maintain adequate inventory levels of frequently used items, resulting in far fewer high-priced substitutions. Although inventory turns were negatively affected by this change in policy, the reduction in substitutions resulted in improved gross profits during the reporting period. Management hopes to increase sales while maintaining current inventory levels, thereby increasing inventory turns in the future periods.

The Company reported negative cash flow from operations of $32,267 for the reporting period as a result of the Company's need to finance its sales growth. Management believes the Company's current credit facility should provide sufficient working capital, assuming the Company maintains positive results of operations, a collection rate at or near 30 days, and annual inventory turns of 3 or more.

RSI ANNUAL REPORT          FINANCIAL STATEMENTS          7
-----------------          --------------------          -
                        RECONDITIONED SYSTEMS, INC.

                           Financial Statements

                            FOR THE YEAR ENDED
                               MARCH 31, 1997

RSI ANNUAL REPORT          FINANCIAL STATEMENTS          8
-----------------          --------------------          -

RECONDITIONED SYSTEMS, INC.
BALANCE SHEET
MARCH 31, 1997

ASSETS

Current Assets:

   Cash and cash equivalents (Note 1)                  $  142,124
   Accounts receivable - trade, net of
     allowance for doubtful accounts of
     approximately $31,000 (Notes 2 and 3)                999,087
   Inventory (Notes 1, 2 and 3)                         1,197,840
   Prepaid expenses and other current assets               25,439
                                                       ----------

        Total Current Assets                            2,364,490



Property and Equipment: (Notes 1, 2 and 3)

   Machinery and equipment              $  221,630
   Office furniture and equipment          244,637
   Leasehold improvements                   35,620
   Vehicles                                 13,632
                                         ---------
                                           515,519
   Less: accumulated depreciation and
           amortization                   (334,413)        181,106
                                         ---------



Other Assets:

   Refundable deposits and other                            25,613
                                                        ----------

                                                        $2,571,209
                                                        ==========


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                          OF THE FINANCIAL STATEMENTS

RSI  ANNUAL REPORT          FINANCIAL STATEMENTS          9
------------------          --------------------          -
RECONDITIONED SYSTEMS, INC.
BALANCE SHEET
MARCH 31, 1997

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

   Note payable (Note 2)                               $   444,336
   Current maturities of long-term
     debt (Note 3)                                          50,254
   Accounts payable                                        437,333
   Accrued expenses and customer deposits                  230,202
                                                       -----------

        Total Current Liabilities                        1,162,125

Long-Term Debt, less current maturities
  (Note 3)                                                  33,060

Commitments: (Note 4)                                           -

Stockholders' Equity: (Notes 6, 7, 8, and 10)

   Common stock, no par value; 20,000,000
     shares authorized; 1,474,084 shares
     issued and 1,473,950 shares outstanding $4,586,982
   Accumulated deficit                       (3,207,204)
                                            -----------
                                              1,379,778
   Less: treasury stock, 134 shares, at cost     (3,754)  1,376,024
                                            -----------   ---------

                                                         $2,571,209
                                                         ==========

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                     OF THE FINANCIAL STATEMENTS
<PAGE)  15
RSI ANNUAL REPORT          FINANCIAL STATEMENTS          10
-----------------          --------------------          --
RECONDITIONED SYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996

                                        1997              1996
                                   -----------        -----------
Sales                              $ 7,121,637         $7,971,697

Cost of Sales                        5,453,597          6,454,271
                                   ------------         ----------

Gross Profit                         1,668,040          1,517,426
Selling and Administrative Expenses  1,331,721          1,757,135
Restructuring Charges (Note 11)              -          1,434,029
                                   -----------         ----------

   Income (Loss) from Operations       336,319         (1,673,738)
                                   -----------         -----------
Other Income (Expense):
   Interest income                      10,336                893
   Interest expense                    (96,320)           (88,912)
   Other                                 7,779             20,705
                                   -----------          ----------

                                       (78,205)           (67,314)
                                   ------------        -----------

   Income (Loss) before Income Taxes   258,114         (1,741,052)

Provision for Income Taxes (Note 5)          -             13,000
                                    -----------         ----------

Net Income (Loss)                      258,114          (1,728,052)

Preferred stock dividends (Notes 7 and 8)    -            (225,133)
                                   ------------          ----------
Net income (loss) attributable to
  common stockholders              $   258,114          $(1,953,185)
                                   ============         ============
Income (Loss) per Common and Common
  Equivalent Share (Notes 1 and 8) $       .16          $     (1.23)
                                   ============         ============
Weighted Average Number of Common and
  Common Equivalent Shares
  Outstanding                        1,593,704            1,586,708
                                   ============        =============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                        OF THE FINANCIAL STATEMENTS

RSI ANNUAL REPORT          FINANCIAL STATEMENTS          11
-----------------          --------------------          --
RECONDITIONED SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996

                    Common Stock
                 ----------------   Preferred  Retained    Treasury
                 Shares   Amount     Stock     Earnings    Stock    Total
                 ------   ------    ---------  ---------   -------- -----
Balance,
March 31, 1995 1,533,000 $2,445,618 $2,156,717 $(1,737,266) $(3,754) $2,861,315

Conversion of
  redeemable
  common stock
  (Note 6)        12,000     43,525        -           -         -       43,525

Purchase of
  Corporate
  Upholstery,
  Inc. (Note 6)   76,300         -          -           -         -         -

Net loss             -           -          -    (1,728,052)      -  (1,728,052)
              ----------  ---------  ---------  -----------  ------ -----------
Balance,
March 31, 1996 1,621,300  2,489,143  2,156,717  (3,465,318)  (3,754)  1,176,788


Conversion of
  preferred stock
  to common stock,
  net of costs of
  $58,878
  (Note 8)     7,222,215  2,097,839 (2,156,717)         -        -      (58,878)

Reverse split
  of common
  stock
  (Note 8)    (7,369,565)       -           -            -        -         -

Net income           -          -           -      258,114        -     258,114
              ---------- ---------- ---------- -----------  -------  ----------
Balance,
March 31, 1997 1,473,950 $4,586,982 $       -  $(3,207,204) $(3,754) $1,376,024
              ========== ==========  ========== ===========  =======  =========


                        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                  OF THE FINANCIAL STATEMENTS

RSI ANNUAL REPORT          FINANCIAL STATEMENTS          12
-----------------          --------------------          --
RECONDITIONED SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996

                                              1997           1996
                                              ----           ----
Cash Flows from Operating Activities:         $6,686,906     $8,701,153
   Cash paid to suppliers and employees       (6,628,483)    (8,170,062)
   Interest received                              10,336            893
   Interest paid                                (101,026)       (88,912)
   Income taxes refunded                             -          303,768
                                              ----------   ------------
        Net cash provided (used) by
          operating activities                  (32,267)        746,840
                                              ----------   ------------

Cash Flows from Investing Activities:
   Property and equipment                       (30,604)        (12,270)
   Other                                         37,081         (17,771)
                                             ----------     ------------
        Net cash provided (used) by
          investing activities                    6,477         (30,041)
                                             ----------     ------------

Cash Flows from Financing Activities:
   Proceeds from notes payable and
     long-term borrowings                     6,400,000        5,196,603
   Principal payments on notes payable,
     long-term borrowings and
     obligations under capital lease         (6,273,906)      (5,885,787)
   Conversion of redeemable common stock            -            (16,475)
   Preferred stock conversion costs             (58,878)             -
                                            ------------     ------------
        Net cash provided (used) by
          financing activities                   67,216         (705,659)
                                            ------------     ------------
Net increase in cash and cash
  equivalents                                    41,426           11,140

Cash and cash equivalents at beginning
  of year                                       100,698           89,558
                                           ------------     ------------
Cash and cash equivalents at end
  of year                                    $  142,124      $   100,698
                                           ============     ============


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                 OF THE FINANCIAL STATEMENTS

RSI ANNUAL REPORT          FINANCIAL STATEMENTS          13
-----------------          --------------------          --
RECONDITIONED SYSTEMS, INC.
STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996

                                                    1997           1996
                                                    ------         ------
Reconciliation of Net Income (Loss) to Net Cash
  Provided (Used) by Operating Activities:

Net income (loss)                                    $  258,114     $(1,728,052)

Adjustments to reconcile net income (loss) to
  net cash provided (used) by operating
  activities:
    Depreciation and amortization                        64,415         103,393
    Provision for doubtful accounts                      23,198          (9,100)
    Deferred income taxes                                    -          (13,000)
    Restructuring charge                                     -          663,610

Changes in Assets and Liabilities:
    Trade receivables                                  (465,708)        717,851
    Income tax refund receivable                             -          303,768
    Inventory                                           178,691       1,120,970
    Prepaid expenses and other                             (560)        150,256
    Accounts payable and accrued expenses               (90,417)       (562,856)
                                                     -----------    -----------
        Net cash provided (used) by operating
          activities                                 $  (32,267)    $   746,840
                                                     ===========    ===========

Non-Cash Investing and Financing Activities:

During the year ended March 31, 1997, the Company recognized investing and financing activities that affected its assets, liabilities and stockholders' equity, but did not result in cash receipts or payments. These non-cash activities are as follows:

Conversion of 555,555 shares of the Company's Series A Preferred stock into 7,222,215 shares of common stock (See Note 8).

1 for 6 reverse-split of common stock (see Note 8).

Acquired equipment via trade-in of like-kind equipment.

During the year ended March 31, 1996, the Company recognized investing and financing activities that affected stockholders' equity, but did not result in cash receipts or payments. These non-cash activities are as follows:

Conversion of redeemable common stock to 12,000 shares of common stock valued at $43,525 (See Note 6).

Issued 76,300 shares of common stock to an individual pursuant to the CUI acquisition agreement (See Note 6).

             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                      OF THE FINANCIAL STATEMENTS

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          14
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates:

Nature of Business:
Reconditioned Systems, Inc. ("RSI" or the "Company"), is a corporation which was incorporated under the laws of the State of Arizona in March, 1987. The principal business purpose of the Company is the reconditioning and sale of office workstations comprised of panel systems to customers located throughout the country.

Pervasiveness of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation:
The consolidated financial statements for the year ended March 31, 1996, include the accounts of the Company and its wholly-owned subsidiaries: RSI Integrated Parts, Inc. (RSIIP), RSI Acquisitions, Inc. (RSIA), Corporate Upholstery, Inc. (CUI, a subsidiary of RSIA) and Facility Options Group, Inc. (FOG, a subsidiary of RSIA). All material intercompany accounts and transactions are eliminated in consolidation.

All subsidiary entities were closed during the fiscal year ended March 31, 1996; therefore, the financial statements for the year ended March 31, 1997 are not consolidated and did not require eliminating entries.

Revenue Recognition:
The Company recognizes a sale when its earning process is complete. In connection with projects that are to be installed by the customer or an agent of the customer, the sale is recognized when the product is shipped to or possession is taken by the customer. In connection with projects installed by the Company, the sale is recognized upon completion of the installation.

Cash and Cash Equivalents:
The Company considers all highly liquid debt instruments and money market funds purchased with an initial maturity of three (3) months or less to be cash equivalents.

Inventory:
Inventory, composed of used office workstations and reconditioning supplies, is stated at the lower of cost (weighted-average method) or market. The Company reviews its inventory monthly and makes provisions for damaged and obsolete items. The Company contemplates its ability to alter the size of panels and other workstation components, and designs projects so that the workstations are comprised of products currently in inventory in establishing its obsolescence reserve. At March 31, 1997, the Company had established a reserve for damaged and obsolete inventory in the amount of $25,000.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          15
-----------------          -----------------------------          --
1. Summary of Significant Accounting Policies: (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is generally provided for on the straight-line basis over the following estimated useful lives of the assets:

                                        Years
                                        -----
     Machinery and equipment            5 - 7
     Office furniture and equipment     5 - 7
     Leasehold improvements             Lease term
     Vehicles                           4 - 5

Deferred Income Taxes:
Deferred income taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Common and Common Equivalent Share:
The computation of earnings (loss) per common and common equivalent share is based on the net income (loss) and the weighted average number of common stock and common stock equivalents outstanding for each period. Outstanding warrants and certain stock options outstanding are considered common stock equivalents and are accounted for under the Treasury Stock method. These common stock equivalents are not included in the computation of loss per share as of March 31, 1996 because their effect would be anti-dilutive. (See Note 8)

2. Pledged Assets and Line of Credit:
As of March 31, 1997, the Company had outstanding borrowings of $444,336 under a $1,200,000 revolving line of credit agreement with Norwest Business Credit, Inc. Interest is payable at the bank's base rate plus four percent (4%), and has a minimum monthly interest requirement of $4,000. Borrowings on the line of credit may not exceed a total of eighty percent (80%) of eligible accounts receivable and thirty percent (30%) of eligible inventory. At March 31, 1997, the maximum amount available on the line of credit was approximately
$675,000. Accounts receivable, inventory, property and equipment and intangibles have been assigned as collateral for amounts borrowed under this loan agreement. The credit facility contains various covenants by the Company, including covenants that the Company will maintain certain net worth thresholds, will meet certain annual net income requirements, will maintain certain debt service coverage ratios, and will not enter into or engage in various types of agreements or business activities without written approval from Norwest Business Credit, Inc.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          16
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

3.  Long-Term Debt:

Long-term debt consists of the following:

8.25% note payable to National Bank of Arizona, due in monthly installments of $4,087, including principal and interest, until paid in full; collateralized by accounts receivable, inventory, property and equipment, and intangibles. In connection with this loan agreement, the Company has agreed to maintain certain financial ratios and various other covenants, as of March 31, 1997, the Company was in compliance with these financial ratios and other covenants. In addition, this note payable is guaranteed by certain former Board members.

                                   $   76,071
Capital lease obligations               7,243
                                   ----------
                                       83,314
Less: current maturities              (50,254)
                                   ----------
        Long-term portion          $   33,060
                                   ==========

Aggregate maturities of long-term debt, are as follows:

          March 31,        Amount
          --------         ------
          1998           $   50,254
          1999               33,060
                         ----------

                         $   83,314
                         ==========

4. Operating Lease Commitments:

The Company leases facilities in Tempe and Tucson, Arizona, as well as certain equipment and vehicles under operating lease agreements expiring at various times through March, 2001. Certain of the lease agreements require the Company to pay property taxes, insurance and maintenance costs. The lease on the Tempe, Arizona facility expires in March, 2001.

The total minimum rental commitment is due as follows:

             March 31,            Amount
                  ---------       ------
                    1998      $   291,696
                    1999          282,974
                    2000          280,971
                    2001          280,412
                              ------------

                              $ 1,136,053
                              ============

Rent expense under operating lease agreements for the years ended March 31, 1997 and 1996 was approximately $277,500 and $425,000, respectively.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          17
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  Income Taxes:

Deferred tax assets consist of the following components:

     Deferred tax assets:
       State loss carryforwards              $  250,000
       Federal loss carryforward              1,015,000
                                             ----------
                                              1,265,000
     Less: valuation allowance               (1,265,000)
                                             -----------

                                             $     -
                                             ===========

The Company has established a valuation allowance equal to the full amount of the deferred tax asset due to the uncertainty of the utilization of operating losses from prior years in future periods.

The Company's tax expense (benefit) differed from the statutory rate, as follows:

                                        1997           1996
                                        ----           ----
Statutory rate applied to income
  (loss) before income taxes            $   97,000     $  (590,000)

Increase (decrease) in income taxes resulting from:
    Utilization of net operating
      loss deductions                     (119,000)         -
    State income taxes                       -            (160,000)
    Statutory/actual rate difference         -               4,000
    Non-deductible goodwill amortization     -             190,000
    Deductible goodwill impairment           -            (580,000)
    Non-deductible expenses                  -             (20,000)
    Deferred tax asset valuation allowance   -           1,170,000
    Other                                   22,000         (27,000)
                                        -----------    ------------
                                        $       -      $   (13,000)
                                        ===========    ============

The Company's approximate net operating loss carryforwards and their respective expiration dates, are as follows:

                    Amount        Expiration
                    ------        ----------
     Federal        $2,990,000   $120,000 in 2010, $2,870,000 in 2011
     Arizona         2,790,000   $655,000 in 1999, $2,135,000 in 2001

6.  Common Stock and Common Stock Purchase Warrants:

At the Company's inception, in March, 1987, 100 shares of Common Stock were issued to the founders for $100. In July, 1992, the Company's Board of Directors approved a 10,000 for 1 stock split, increasing the number of shares held by the founders to 1,000,000 shares.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          18
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  Common Stock and Common Stock Purchase Warrants: (Continued)

On December 17, 1992, 500,000 shares of the Company's Common Stock were sold in an initial public offering in units consisting of two shares of common stock, together with one Class A Common Stock Purchase Warrant and one Class B Common Stock Purchase Warrant. The units were sold for $5 each and resulted in gross proceeds in the amount of $2,500,000. The Company received $1,824,268 after paying costs of the offering, consisting primarily of underwriting fees, legal fees, accounting fees, and printing fees. Each Class A Common Stock Purchase Warrant entitled the holder to purchase one share of common stock and was exercisable at $5.50 per share through June 30, 1994. Each Class B Common Stock Purchase Warrant entitled the holder to purchase one share of common stock and was exercisable at $6.50 per share through June 30, 1995. The warrants required the Company to maintain an effective registration statement for the term of the warrants. Holders of warrants residing in states where such shares are not qualified or registered, or otherwise exempt from such requirements, may be denied the right to exercise those warrants. In addition, in connection with this offering, the Company issued the Underwriters warrants to purchase 25,000 units exercisable at $6.25 per share through December 17, 1997. The warrants issued to the Underwriters also contained certain registration rights for the underlying shares.

On March 31, 1993, the Company acquired all of the outstanding shares of CUI from two individuals. Prior to the acquisition, these individuals owned 90% and 10% of CUI, respectively. The total cost of the purchase was $1,273,289, which consisted of cash of $300,000, notes payable of $300,000, 120,000 restricted shares of the Company's Common Stock, and acquisition costs of $73,289. As part of the purchase, the stockholders of CUI were given a put option to require the Company to redeem the 120,000 restricted shares of the Company's Common Stock for $600,000 ($5 per share) for a period contemporaneous with the common stock's market restriction. As such, the 120,000 restricted shares of the Company's Common Stock issued as part of this purchase were valued at $600,000 and were recorded as Redeemable Common Stock and were not included in the Company's Stockholders' Equity. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired in the amount of $1,075,589 was recorded as goodwill.

On August 3, 1993, the Company acquired all of the outstanding shares of FOG from its stockholder. The cost of this transaction was originally recorded at $534,916. This consisted of assumed liabilities in excess of assets of $218,191, acquisition costs of $154,225, and 50,000 shares of common stock previously held in the Company's treasury. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill in the amount of $534,916. The 50,000 shares of common stock were recorded at their fair value at the date of the acquisition as reported by the Nasdaq Small
Cap Market, which was $3.25 per share or $162,500. The fair value had decreased from the original cost of the treasury shares by $1.50 per share or $75,000, which was charged to retained earnings. In addition, as part of the purchase, an additional 50,000 restricted shares of the Company's Common Stock were contingently issued in the name of the former owner of FOG, and placed in escrow. The shares were to be issued out of escrow when and if FOG attained certain sales levels. Because these contingent shares were issuable based upon FOG's performance, and were not connected with the continued employment of the former owner of FOG, the value of the contingent shares was considered to be non-compensatory. The shares were considered to be a purchase price adjustment in the acquisition of FOG at the point in time when they were earned.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          19
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  Common Stock and Common Stock Purchase Warrants:  (CONTINUED)

On December 28, 1993, the Company entered into an agreement with the individual that held 90%, or 108,000 shares, of the redeemable common stock issued in connection with the purchase of CUI. Under the terms of this agreement, the redemption right was exchanged for 5,000 additional restricted shares of the Company's Common Stock, and the Company's guarantee that on or about August 31, 1995, he would receive additional shares of restricted common stock that would result from dividing the then per share market value of the stock into the difference between the then market value of his 108,000 shares and $540,000. The Company did not change the cost of the CUI acquisition as a result of this agreement, since the best estimate of fair value of the total common stock held by this individual was $540,000 at the date of the agreement. At that time, the $540,000 was transferred from Redeemable Common Stock to Common Stock and included in the Company's Stockholders' Equity.

On or about November 1, 1994, the individual who held the other 12,000 shares of redeemable common stock issued in the CUI acquisition requested the Company to redeem these shares for $60,000. The Company was unable to comply with the request and was sued by this individual. During the quarter ended September 30, 1995, the Company reached a settlement with the individual whereby the redemption rights were canceled, he sold the 12,000 shares on the open market for a total of $43,525, and the Company paid damages in the amount of $16,475. The purchasers of these shares do not have any redemption rights and, as such, the $43,525 was transferred to the Company's Common Stock account and the $16,475 was expensed.

In addition, on or about November 1, 1994, FOG attained sales levels upon which 20,000 shares of the Company's Common Stock were issued to the former owner of FOG. The 20,000 shares were valued based on the fair market value as quoted by the Nasdaq Small Cap Market at that date and were added to the initial purchase price of FOG at $4.0625 per share, or $81,250.

Effective March 31, 1995, the Company's founders were required to cancel 100,000 shares of common stock as a result of the Company's failure to obtain certain profit thresholds that were outlined in the Company's initial public offering. Since the Company's founders did not receive anything in return for the canceled shares, no value was assigned to this non-reciprocal, non-monetary transaction.

On or about August 31, 1995, the Company issued 76,300 shares of common stock to the former 90% owner of CUI in accordance with the agreement entered into on December 28, 1993 and described previously in this Note
6. Since any value placed on these new shares of common stock would only reduce the value of the original shares of common stock issued to this individual as part of the purchase of CUI, no value was placed on this transaction.

On September 1, 1995, FOG ceased operations. Therefore, FOG was unable to attain the sales levels required for the former owner to receive the final 30,000 contingent shares that were being held in escrow. As such, these 30,000 shares of the Company's redeemable Common Stock were canceled.

From time to time, the Company's Board of Directors has extended the date through which the Company's Class A and Class B Common Stock Purchase Warrants may be exercised. The Company's Class A warrants expired on June 30, 1996, and the Class B warrants are set to expire on June 30, 1997. As of the date of this report, none of the Company's Stock Purchase Warrants have been exercised.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          20
-----------------          -----------------------------          --

RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  Preferred Stock:

On February 25, 1994, the Company consummated a private offering, pursuant to a stock purchase agreement, selling 555,555 shares of its Series A Convertible Preferred Stock, no par value, (the "Preferred Stock") at an exercise price of $4.50 per share. The gross proceeds from the offering were $2,500,000. The Company received $2,156,717 after payments of selling commissions and structuring fees of $175,000, and offering costs of $168,283.

The Preferred Stock provided for payments of nine percent (9%) dividends (a rate of $.405 per share per annum), payable quarterly in preference to any declaration or payment of any dividend on the common stock or other equity securities of the Company. The dividends were cumulative and accrued on each share of Preferred Stock from the date of issuance. In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Preferred Stock were entitled to receive $4.50 per share, plus any accrued but unpaid dividends, prior to any distribution to holders of common stock. Each holder of Preferred Stock was entitled to notice of any stockholders meetings and was entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock was convertible. Each share of Preferred Stock was convertible into such number of fully paid and non-assessable shares of common stock, as determined by dividing $4.50 by the conversion price.

The Company granted the holders of Preferred Stock certain protective provisions which prohibited any actions by the Company which might impair or affect the rights or preferences of such holders, without the consent of a majority of the holders of Preferred Stock. In addition, if the Company caused an "Event of Default" in the payment of dividends to holders of Preferred Stock, then the holders of a majority of the Preferred Stock had the right to appoint a person to the Board of Directors until the "Event of Default" was cured. The holders of Preferred Stock also were granted certain registration rights. The registration rights enable them to demand registration under the Securities Act of 1933 on the common stock issuable pursuant to conversion of the Preferred Stock or to require that the Company include such common stock in a registration statement filed by the Company.

In December, 1995, following the default of three consecutive quarterly dividend payments on Series A Convertible Preferred Stock, the preferred stockholders appointed a member to the Company's Board of Directors.

8.   Reorganization of Capital Structure:

On August 5, 1996, the Company's shareholders approved a reorganization of the Company's capital structure. The reorganization, which was effective on August 12, 1996, consisted of the automatic conversion of each share of the Company's Series A Convertible Preferred Stock into thirteen shares of common stock. Any and all accrued but unpaid dividends through the conversion date were waived. In addition, the shareholders approved a one-for-six reverse stock split effective immediately following the preferred stock conversion. All fractional shares resulting from the reverse split were rounded up to the next whole share.

Giving retroactive application of the reorganization to the year ended March 31, 1996, the loss per share would have been $1.18 on weighted average shares outstanding of 1,468,157.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          21
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.   Common Stock Options:

On August 10, 1995, the Company issued 200,000 Common Stock Options as follows: 100,000 options to its current President and Chief Executive Officer and 100,000 options to its current Chief Financial Officer. These options were exercisable at $2.75 per share through August 10, 2005.

On August 19, 1996, following a reorganization of the Company's capital structure, which included a one-for-six reverse stock split, the Board of Directors approved the repricing of 16,666 stock options held by the Company's President and Chief Executive Officer, and 16,666 stock options held by the Company's Chief Financial Officer from $16.50 per share to $1.00 per share. In addition, at the same time, the Board issued 83,334, 83,334, and 100,000 stock options with an exercise price of $1.00 per share to the Company's President and Chief Executive Officer, Chief Financial Officer and Chairman of the Board, respectively. All of these stock options are presently exercisable; provided, however, that the holders may not sell or otherwise transfer any shares acquired upon exercise of the options until August 19, 1997. As of the date of this report, none of the stock options have been exercised. The Company has agreed to register the shares issuable upon exercise of the options by filing a registration statement on Form S-8 with the Securities and Exchange Commission. The option exercise price equals the fair market value of the underlying common stock on August 19, 1996.

All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company's financial statements for the years ended March 31, 1997 and 1996. Had compensation cost for stock-based compensation been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and earnings (loss) per share for the year ended March 31, 1997 and 1996 would have been reduced (increased) to the pro forma amounts presented below:

                                  1997           1996
                                  ----           ----
Net income (loss), as reported    $  258,114     $(1,953,185)
Net income (loss), pro forma      $  253,054     $(1,954,197)

Primary and fully diluted earnings
  (loss) per share, as reported   $      .16     $     (1.23)
Primary and fully diluted earnings
  (loss) per share, pro forma     $      .16     $     (1.23)

The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1997 and 1996, expected life of options of two (2) years, expected volatility of forty percent (40%), risk-free interest rate of eight percent (8.0%), and a zero percent (0%) dividend yield. The weighted average fair value at date of grant for options granted during 1997 and 1996 approximated $.03.

RSI ANNUAL REPORT          NOTES TO FINANCIAL STATEMENTS          22
-----------------          -----------------------------          --
RECONDITIONED SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10.  Restructuring:

Despite increasing revenues during the fiscal year ended March 31, 1994, the Company incurred significant operating losses and in response thereto, the Board of Directors adopted a restructuring program in March, 1994. The original program was intended to be accomplished over a period of several years, and without any substantial charges as a result of the restructuring. The goal of the program was to simplify operations and reduce operating costs by closing RSIIP, which specialized in distributing clone Haworth and Herman Miller parts; converting CUI from an operation that specialized in marketing and remanufacturing Steelcase office furniture to a sales office concentrating on marketing Haworth workstations remanufactured by RSI; and converting FOG from an operation that specialized in marketing and remanufacturing Haworth workstations to a sales office concentrating on marketing Haworth workstations remanufactured by RSI. The Company did not anticipate any significant charges would be incurred as a result of the program, since the only employees that had mandatory severance packages were going to be retained, the inventory at RSIIP, CUI, and FOG could be sold off over time at book value, the Company's facilities with significant lease commitments would be retained and used after the restructuring, and the entire process would unfold slowly and methodically over several years. Subsequent factors, such as an opportunity to buy out the lease on the RSIIP facility, continuing operating losses, decreases to the Company's line of credit placing extreme pressure on the Company's cash flow position, and unexpected resistance to the restructuring by key employees forced the Company to modify and accelerate its original restructuring plan. As a result of this acceleration and modification of the original restructuring plan, the Company charged $1,434,029 to restructuring for the year ended March 31, 1996, and $731,129 to restructuring for the year ended March 31, 1995. The breakdown of charges is as follows:

                                    1996                1995
                                    ----                ----
  Lease buy-out and other costs to
    vacate leased premises.         $     41,644        $   47,245

  Buy-out of employment contract of
     CUI's President                          -             65,000

  Writedown, abandonment, liquidation
    and disposal of inventory            531,621           543,884

  Labor and administrative costs to
    convert CUI to a remanufactured
    Haworth sales office                      -             75,000

  Impairment of FOG Goodwill             563,562               -

  Realized loss on sale of equipment     100,048               -

  Impairment of certain prepaid expenses
    and other current assets              84,393               -

  Other                                  112,761               -
                                    ------------        ------------

                                      $1,434,029      $    731,129
                                    ============        ============

RSI ANNUAL REPORT          INDEPENDENT AUDITOR'S REPORT          23
-----------------          ----------------------------          --




To The Stockholders and Board of Directors of
Reconditioned Systems, Inc.


We have audited the accompanying balance sheet of Reconditioned Systems, Inc. as of March 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended March 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reconditioned Systems, Inc. as of March 31, 1997, and the results of its operations, changes in stockholders' equity, and its cash flows for the years ended March 31, 1997 and 1996, in conformity with generally accepted accounting principles.

/s/  Semple & Cooper, P.L.C.
----------------------------
Semple & Cooper, P.L.C.

Phoenix, Arizona
May 2, 1997

RSI ANNUAL REPORT          CORPORATE INFORMATION          24
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OFFICERS & DIRECTORS
--------------------

CORPORATE OFFICERS
Wayne R. Collignon
President and Chief Executive Officer

Dirk D. Anderson                              [Company Logo here]
Chief Financial Officer

BOARD OF DIRECTORS
Wayne R. Collignon
President and Chief Executive Officer of RSI

Dirk D. Anderson
Chief Financial Officer of RSI

Scott W. Ryan, Chairman
President of
S.W. Ryan & Company, Inc.

SHAREHOLDER INFORMATION
-----------------------

EXECUTIVE OFFICES                  REGISTRAR AND TRANSFER AGENT
444 West Fairmont                  Harris Bank
Tempe, Arizona 85252               Chicago, Illinois
Phone:  602-968-1772
800-280-5000                       CONTACT FOR MORE INFORMATION
Fax: 602-894-1907                  Investor Relations
                                   Reconditioned Systems, Inc.
SHARE DATA                         444 West Fairmont
NASDAQ Small Cap Issue Stock       Tempe, Arizona 85282
   Symbol RESY
Initial Public Offering Dec. 1992  Phone:  602-968-1772
Common Shares Outstanding          Fax:    602-894-1907
   1,473,950

ANNUAL MEETING INFORMATION
The annual meeting of shareholders
will be held at Reconditioned
Systems, Inc., 444 West Fairmont,  ------------------
Tempe, Arizona, 85282 at           REPORT ON FORM 10-KSB
8:00 a.m., August 8, 1997.         The Company will furnish to any
                                   shareholder submitting a request
                                   without charge, a copy of
INDEPENDENT PUBLIC ACCOUNTANTS     the Company's annual
Semple & Cooper, Certified Public  report on Form 10-KSB.
  Accountants                      ---------------------
Phoenix, Arizona